UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

HINES HORTICULTURE, INC.
(Name of Subject Company (issuer))

HINES HORTICULTURE, INC.
(Name of Filing Person (offeror))

Options Under Hines Horticulture, Inc. Amended and Restated 1998 Long-Term Equity Incentive Plan, as
Amended, to Purchase Common Shares, $0.01 Par Value,
Held by Employee Option Holders
(Title of Class of Securities)

433245 10 7

(CUSIP Number of Class of Securities)
(Underlying Common Shares)

Claudia Pieropan
Chief Financial Officer
Hines Horticulture, Inc.
12621 Jeffrey Road
Irvine, California 92620
(949) 559-4444

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Stephen D. Cooke, Esq.

Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th Floor
Costa Mesa, California 92626-1924
(714) 668-6200
Fax: (714) 979-1921

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$21,064,900	$1,938

*  Calculated solely for purposes of determining the filing fee. This amount assumes that outstanding options to purchase 2,160,100 common shares of Hines Horticulture, Inc. having an aggregate exercise price of $21,064,900 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,938
Form or Registration No.:	5-54271
Filing party:	Hines Horticulture, Inc.
Date filed:	July 9, 2002

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [X]

Item 4. Terms of the Transaction.
SIGNATURE

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) filed with the Securities and Exchange Commission (the “Commission”) on July 9, 2002, by Hines Horticulture, Inc., a Delaware corporation (the “Company”), as amended by Amendment No. 1 to Schedule TO filed with the Commission on August 6, 2002 (“Amendment No. 1”), relating to the offer by the Company to exchange all options held by certain of the Company’s employees under the Company’s Amended and Restated 1998 Long-Term Equity Incentive Plan, as Amended (the “Incentive Plan”), to purchase shares of the Company’s common stock, par value $.01 per share (the “Common Shares”), for new options to purchase the Common Shares to be granted under the Incentive Plan, upon the terms and subject to the conditions described in the Offer to Exchange dated July 9, 2002 (the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement, and the Supplemental Memorandum to Option Holders dated August 6, 2002, filed with the Amendment No. 1 as Exhibit (a)(5) (the “Supplemental Memorandum” and, together with the Offer to Exchange and the Letter of Transmittal, as they may be amended from time to time, the “Offer”). This Amendment No. 2 is being filed to report the results of the Offer.

Item 4. Terms of the Transaction.

     Item 4 of the Tender Offer Statement is hereby modified and supplemented to add the following:

     The Offer expired at 5:00 p.m., Los Angeles time, on August 14, 2002. Pursuant to the Offer, the Company accepted for cancellation on August 15, 2002, options to purchase 1,831,700 Common Shares, representing approximately 85% of the options that were eligible to be tendered for exchange pursuant to the Offer. Subject to the terms and conditions of the Offer, the Company will grant new options to purchase an aggregate of up to 1,357,266 Common Shares in exchange for those options the Company accepted for cancellation.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HINES HORTICULTURE, INC.

By:	/s/ Claudia Pieropan

Claudia Pieropan Chief Financial Officer

Date: August 15, 2002.